Filed by Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                              Commission File No.:  0-18552

Press release dated January 13, 2003

                        (PENNICHUCK CORPORATION LOGO)


                            FOR IMMEDIATE RELEASE

                              January 13, 2003


        PENNICHUCK CORPORATION AND PHILADELPHIA SUBURBAN CORPORATION
               FILE AMENDMENT TO PROXY STATEMENT - PROSPECTUS

      Pennichuck Corporation ("Pennichuck") and Philadelphia Suburban Corporation ("PSC") today filed a revised preliminary proxy statement-prospectus with the Securities and Exchange Commission (the "SEC") concerning the proposed acquisition of Pennichuck by PSC. Shareholders of Pennichuck and other investors are encouraged to read the revised preliminary proxy statement-prospectus because it contains important information about the merger. The revised preliminary proxy statement-prospectus is available on the SEC's website (www.sec.gov), under PSC's name, as Amendment No. 1 to its registration statement on Form S-4 (Registration
No. 333-101556) or by contacting Pennichuck at (603) 882-5191.

Pennichuck Corporation
Attn: Shareholder Relations
Four Water Street
Nashua, NH 03061-0448
(603) 882-5191

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of


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Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's revised preliminary proxy statement-prospectus filed with the SEC by PSC today under a Registration Statement on Form S-4. The preliminary proxy statement-prospectus is available for free in the manner set forth below.

Investors and security holders are advised to read the definitive registration statement and proxy statement-prospectus regarding the merger with PSC when it becomes available, because it will contain important information, including certain changes from the preliminary filings.

Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by PSC and Pennichuck at the SEC's website at www.sec.gov. The proxy statement-prospectus and such other documents may also be obtained from Pennichuck by directing such request to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060 or by calling (603) 882-5191.


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